Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 11, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On September 10, 2008, China Life Insurance Company Limited published its interim report as required by The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Hong Kong interim report for the six months ended June 30, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

September 11, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

Commission File Number 001-31914

Corporate Information

Company Name: China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Wan Feng

Non-executive Directors

Shi Guoqing

Zhuang Zuojin

Independent Non-executive Directors

Long Yongtu

Sun Shuyi

Ma Yongwei

Chau Tak Hay

Cai Rang

Ngai Wai Fung

SUPERVISORS

Xia Zhihua

Wu Weimin

Qing Ge

Yang Hong

Tian Hui

BOARD SECRETARY

Liu Yingqi

SECURITIES REPRESENTATIVE

Lan Yuxi

COMPANY SECRETARY

Heng Kwoo Seng

QUALIFIED ACCOUNTANT

Yang Zheng

AUTHORIZED REPRESENTATIVES

Wan Feng

Heng Kwoo Seng

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86 (10) 8565 9999

Fax: 86 (10) 8525 2232

Website: www.e-chinalife.com

HONG KONG OFFICE

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2919 2628

Fax: (852) 2919 2638

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre, 183 Queen’s Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

PLACE OF LISTING

H Share: The Stock Exchange of Hong Kong Limited

Stock code: 2628

A Share: Shanghai Stock Exchange

Stock code: 601628

AMERICAN DEPOSITORY SHARES

The New York Stock Exchange

Stock code: LFC

Commission File Number 001-31914

Financial Summary

Unless otherwise stated, all the financial data of the Group (refers to the Company and its subsidiaries) set out in this report is prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

Six months ended 30 June (unaudited)

	RMB million
	(except basic and diluted earnings per share)
	2008	2007
Total revenues	99,284	101,429
Net profit[Note]	15,838	23,289
Basic and diluted earnings per share (RMB)	0.56	0.82

Note:	Net profit refers to net profit attributable to shareholders of the Company.

(Unaudited as at 30 June 2008)

	RMB million
	As at 30 June 2008	As at 31 December 2007
Total assets	963,983	933,704
Investment assets[Note 1]	854,563	850,209
Total shareholders’ equity[Note 2]	166,738	205,500

Note 1:	Investment assets include debt securities, equity securities, term deposits, statutory deposits – restricted, loans, securities purchased under agreements to resell and cash and cash equivalents.
Note 2:	Total shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company.

Commission File Number 001-31914

Chairman’s Statement

As we entered 2008, the growing complexity in the international and domestic economic situations, the increase in uncertainties and potential risks in economic growth, together with the severe snowstorm and earthquake catastrophe in China, resulted in changes in the operation environment for the Company. The Company also faced unprecedented challenges in its business operations and development.

In the first half of 2008, the Company continued to promote scientific development and proactively explored the mode of development with its own characteristics. The Company adopted a proactive competition strategy to meet with the changes in insurance market and adjusted its investment strategy according to the changes in the capital markets. During the reporting period, the gross written premiums and policy fees of the Group (refers to the Company and its subsidiaries) reached RMB79,285 million, up 24.36% from the corresponding period in 2007. Net profit attributable to shareholders reached RMB15,838 million, a decrease of 31.99% from the corresponding period in 2007. Basic and diluted earnings per share were RMB0.56. The Company was also committed to improving its risk management system and establishing a modern business management system, as well as fulfilling its social responsibilities. The Company further harnessed its market leader position and enhanced its competitiveness.

REVIEW OF THE FIRST HALF OF 2008

RAPID GROWTH IN INSURANCE BUSINESS AND MAINTAINING MARKET-LEADING POSITION

In the first half of 2008, the Company stepped up its frontline sales efforts through its local branches, sales teams and intermediary outlets, resulting in the rapid business growth in the first half of the year. For the reporting period, the Group’s gross written premiums and policy fees reached RMB79,285 million, an increase of 24.36% from the corresponding period of 2007. The first-year regular gross written premiums reached RMB19,872 million, up 22.87% from the corresponding period in 2007, and accounted for 92.2% of first-year gross written premiums of long-term traditional insurance contracts.

In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), under PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in the first half of 2008 was 42.8%, up 3.1 percentage points from the year end of 2007, further enhancing the Company’s leading position in the life insurance market of China1.

ADJUSTING INVESTMENT STRATEGY AND OPTIMIZING INVESTMENT PORTFOLIO

In the first half of 2008, the deep downturn of capital market put huge pressure on the Company’s investment. In view of the rising market interest rates and the tightening credit environment, the Company timely adjusted its investment strategy and further optimized the investment portfolio by reducing the proportion of equity investments and increasing the investment in fixed income assets. As at 30 June 2008, the percentage of equity securities out of the investment assets decreased from 22.95% as at 31 December 2007 to 13.28%, the percentage of debt securities out of the investment assets increased from 52.13% as at 31 December 2007 to 58.57%, and the percentage of term deposits out of the investment assets increased from 19.83% as at 31 December 2007 to 20.97%.

1	For the purpose of this interim report, “China” refers to the People’s Republic of China, but excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region.

Commission File Number 001-31914

Chairman’s Statement

For the reporting period, the Group’s net investment yield2 was 2.99%, a decrease of 0.37 percentage point from the corresponding period of 2007. The gross investment yield3 was 2.31%, a decrease of 2.88 percentage points from the corresponding period of 2007. Although there was sharp fluctuation in the international capital market, the Company still achieved considerable return from its US$260 million investment in the initial public offering of VISA Inc.

STRENGTHENING SALES TEAM, EXPLORING NEW SALES CHANNEL

As at 30 June 2008, the total exclusive agents of the Company reached 676,000, an addition of 38,000 agents from the end of 2007 and 99.3% of our exclusive agents now hold valid licenses. The Company’s direct sales team remained stable with 13,000 representatives. In addition, the Company had more than 92,000 intermediary bancassurance outlets, including outlets of commercial bank branches, postal savings bank and cooperative savings institutions. It also had 22,500 client service managers for its bancassurance channel, an increase of 25% from the end of 2007. The number of financial advisors was over 6,100, an increase of 14% from the end of 2007.

For the first half of 2008, the Company continued to actively explore new distribution channels. The Company established the E-business Department to conduct telephone and online sales on a trial basis and launched the first tele- sales product.

FURTHER EXPANDING “CHINA LIFE 1+N” SERVICE AND PROMOTING BRAND IMAGE

In the first half of 2008, the Company further enriched the content of the “China Life 1+N” Service and held the second “China Life Customer Festival”. The Company made a total maturity benefit payment of RMB39.9 billion in the first half of 2008 on matured policies, demonstrating the Company’s service capability and financial strength.

The value of China Life’s brand further increased in the first half of 2008. The Company is the core member of China Life Insurance (Group) Company, which was ranked 159th in Fortune magazine’s “Global Fortune 500” announced in 2008. The value of the “China Life” brand, which was worth RMB66.872 billion, was ranked the 5th among “China’s Top 500 Brands” by World Brand Laboratory.

CONTINUING TO CONDUCT INTERNAL CONTROL EVALUATION, FURTHER STRENGTHENING RISK MANAGEMENT SYSTEM

During the first half of 2008, the Company conducted internal control evaluation based on its internal control standards. The Company continued to evaluate its operational process according to methodologies that comply with Sarbanes-Oxley Act Section 404, to ensure compliance with Sarbanes-Oxley Act Section 404 as well as other laws and regulations in China.

2	The net investment yield = net investment income / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)
3	The gross investment yield = (net investment income + net realized gains on financial assets + net fair value gains/(losses) on assets at fair value through income (held-for-trading)) / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)

Commission File Number 001-31914

Chairman’s Statement

During the first half of 2008, the Company further strengthened its risk management system. The Company established Sales Supervision Department and regional auditing centers. Through functional adjustment, it also restructured its Internal Control and Compliance Department and Legal Affairs Department into Internal Control and Risk Management Department and Legal Affairs and Compliance Department respectively, which clarified the role and responsibility of risk management, and further optimized the organizational structure for risk management. The Company further strengthened its capability in preventing and resolving operational risks through initiating risk assessment, special-purpose auditing, efficiency monitoring and execution capability auditing.

DIVIDEND

Pursuant to the resolution of the meeting of the Board of Directors on 25 August 2008, the Company will not declare interim dividend for the six months ended 30 June 2008.

OUTLOOK

In the second half of 2008, China’s economy will continue to grow steadily and rapidly. Government measures for containing rising inflation will continue to show effect, and there will be considerable opportunities for the development of life insurance industry. Meanwhile, the competition in the life insurance industry will become more intensive and there will still be uncertainties in the capital markets. These factors mentioned above may have certain impact on the Company’s development of insurance business and investment income.

As the leader of China’s life insurance industry and the largest institutional investor in China’s capital market, the Company will continue to leverage its strong brand, customer resources, distribution channels and service network, and remain responsive to market changes, adopt proactive competition strategy, strive for rapid and stable business development and further solidify its leading market position. Furthermore, the Company will continue to optimize its business structure, enhance its overall operating efficiency and strengthen its sustainable development capabilities. In addition, the Company will strengthen its management capabilities and ensure compliance with the laws and regulations relevant to its business operations, in order to prevent operational risks. The Company will also strive to further increase its embedded value and strengthen its core competitiveness, with a view to establishing itself as a first-class international life insurance company and creating greater value for its shareholders.

/s/ Yang Chao
Yang Chao
Chairman

Beijing, China
25 August 2008

Commission File Number 001-31914

Corporate Social Responsibility

As China’s largest life insurance company, the Company has been committed to fulfilling its corporate social responsibilities for many years. The Company seeks to establish a business model that contributes to both its own development and the society. The Company has played a positive role in complementing the social security system, contributing to the establishment of new socialist villages, supporting reform and development of the capital market, helping the disadvantaged, and increasing public knowledge regarding insurance products.

In early 2008, the Company provided free short-term accident insurance for the duration of the disaster period to staff of the National Grid and Southern Grid and police officers of the Ministry of Public Security who fought against the severe snowstorm hitting southern Chinese provinces. China Life Charity Foundation also donated RMB10 million to the people in the affected regions.

After the 5.12 Wenchuan Earthquake, China Life Charity Foundation responded with an immediate RMB10 million donation through the Red Cross Society of China for the reconstruction of schools in the disaster area. The Company’s 700,000-plus employees and exclusive agents donated another RMB 33.25 million. Thousands of employees and exclusive agents also participated in blood donations for the disaster-stricken areas. Additionally, the Company also donated accident insurance to 12 types of rescue workers involved in the rescue work, including soldiers and police officers. On 14 May 2008, after careful consideration, the Company announced that China Life Charity Foundation will take on the responsibility for basic living expenses of earthquake orphans until they reach the age of 18.

At the end of May 2008, the Company announced ten “China Life 5.12 earthquake insurance claims service commitments” and established 69 claim service stations in the areas seriously affected by the disaster, to simplify claim processes, provide easily accessible and convenient services for people in the disaster-stricken area. As at the end of the reporting period, the Company made payment on 3,054 customers’ claims, totaling RMB 42.5791 million through proactively seeking confirmation of policy information from different sources. The number of settled claims accounted for 74.63% of the total cases.

One month after the Wenchuan Earthquake, the Company launched the first catastrophe accident insurance product in China that covered six major natural disasters, including earthquakes, floods, typhoons, mud slides, landslides, and tsunamis, providing effective protection for the public against catastrophes.

As the fundamental product of the rural insurance series, “China Life New Industrial Life Insurance” (“New Industrial Life Insurance”) offers a high protection benefit and a premium refund. It provides rural residents a high quality life insurance product and service and has become one of the effective ways to solve the lack of social security protection for rural residents.

As at the end of June 2008, the Company has offered the New Village Cooperative Medical Scheme in 87 counties (townships and communities) through 15 branches and has actively participated in the Basic Medical Insurance for Urban Residents. The number of participants in these policy-sponsored products reached 25.63 million.

In the first half of 2008, the Company, through the China Life Charity Foundation, continued to work with the Red Cross Society of China on the “Healthy New Villages” project. It assisted in the construction of 46 China Life Fraternity Healthcare Centers, and also launched an initiative to provide assistance to patients with serious illness.

Through active participation in these charity undertakings, the Company strives to achieve both business development and contribution to society, and drive growth for the interest of its shareholders, customers and employees.

Commission File Number 001-31914

Management Discussion and Analysis

SUMMARY

For the reporting period, the Group’s gross written premiums and policy fees reached RMB79,285 million, as compared with RMB63,753 million for the corresponding period in 2007, representing an increase of 24.36%. Net profit attributable to shareholders of the Company for the six months ended 30 June 2008 amounted to RMB15,838 million, as compared with RMB23,289 million for the corresponding period in 2007, representing a decrease of 31.99%. The basic and diluted earnings per share was RMB0.56, which decreased RMB0.26 from RMB0.82 of the corresponding period in 2007.

As at 30 June 2008, the Group’s total assets and investment assets were RMB963,983 million and RMB854,563 million, up 3.24% and 0.51% respectively as compared with RMB933,704 million and RMB850,209 million from the end of 2007. During the reporting period, the total shareholder’s equity (attributable to shareholders of the Company) reached RMB166,738 million, a decrease of 18.86% as compared with RMB205,500 million as at the end of 2007.

As at 30 June 2008, the Company had a total of 96,879 staff.

Save as disclosed in this interim report, the matters as referred to in paragraph 32 of Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) regarding the Company have not changed materially from those disclosed in our annual report for 2007.

Commission File Number 001-31914

Management Discussion and Analysis

ANALYSIS ON MAIN ITEMS OF INCOME STATEMENT

Gross written premiums and Policy fees

For the six months ended 30 June 2008 (unaudited)	Gross written premiums RMB million	Deposits RMB million	Policy fees RMB million
Individual Life Insurance	64,287	96,487	7,725
First-year business	21,269	90,801
Single	1,405	87,837
First-year regular	19,864	2,964
Renewal business	43,018	5,686

Group Life Insurance	284	15,548	371
First-year business	277	15,548
Single	269	15,548
First-year regular	8	—
Renewal business	7	—

Accident and Health Insurance	6,618	—	—
Short-term accident insurance business	3,061	—
Short-term health insurance business	3,557	—

Total	71,189	112,035	8,096

For the reporting period, the Company’s gross written premiums and policy fees was RMB79,285 million, as compared with RMB63,753 million for the corresponding period in 2007, representing an increase of 24.36%. The increase was mainly attributable to the fast growth of insurance business.

Commission File Number 001-31914

Management Discussion and Analysis

Investment Income

For the reporting period, the investment income of the Group were as follows:

	Unaudited	Unaudited
	For the six months ended 30 June
	2008	2007
	RMB million (excluding percentage)	RMB million (excluding percentage)

Net investment income	25,302	24,071
Net realized gains on financial assets	742	2,262
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	(6,495)	10,842

Gross investment yield	2.31%	5.19%
Net investment yield	2.99%	3.36%

For the reporting period, the Group’s net investment income increased 5.11% as compared with the corresponding period in 2007. Such increase was mainly attributable to the increase of investment income from fixed-income investment assets.

For the reporting period, the Group’s net realized gains on financial assets decreased 67.20% as compared with the corresponding period in 2007. Such decrease was mainly attributable to the deep downturn of capital market in the first half of 2008.

For the reporting period, the Group’s net fair value losses on assets at fair value through income (held-for-trading) was RMB6,495 million. It was mainly attributable to the deep downturn of capital market in the first half of 2008.

Based on the above reasons, for the reporting period, the Group’s net investment yield was 2.99% and the gross investment yield was 2.31%.

Commission File Number 001-31914

Management Discussion and Analysis

As at 30 June 2008 and 31 December 2007, the investment assets of the Group were as follows:

	Unaudited	Audited
	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Debt securities	500,551	443,181
Held-to-maturity securities	205,637	195,703
Available-for-sale securities	282,342	241,382
At fair value through income (held-for-trading)	12,572	6,096
Equity securities	113,490	195,147
Available-for-sale securities	100,426	176,133
At fair value through income (held-for-trading)	13,064	19,014
Term deposits	179,244	168,594
Statutory deposits-restricted	6,153	5,773
Loans	8,549	7,144
Securities purchased under agreements to resell	4,350	5,053
Cash and cash equivalents	42,226	25,317

Benefits, claims and expenses

For the reporting period, the Group’s total benefits, claims and expenses were RMB83,103 million, as compared with

RMB76,918 million for the corresponding period in 2007, which were increased by 8.04%. The increase was mainly attributable to the growth of insurance business and the maturity benefit payment for some products, but was offset by the decrease of policyholder dividends resulting from participation in profits.

	Unaudited	Unaudited
	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Insurance benefits and claims	50,824	42,192
Interest credited to investment contracts	714	650
Increase in deferred income	14,463	4,454
Policyholder dividends resulting from participation in profits	1,922	13,386
Amortisation of deferred policy acquisition costs	6,757	9,466
Underwriting and policy acquisition costs	1,803	1,468
Administrative expenses	5,026	4,550
Other operating expenses	1,409	648
Statutory insurance fund	185	104

Commission File Number 001-31914

Management Discussion and Analysis

For the reporting period, the Group’s insurance benefits and claims increased by 20.46% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business and the maturity benefit payment for some products.

For the reporting period, the Group’s increase in deferred income increased by 224.72% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business and a decrease in amortization of deferred income resulting from the decrease in investment yield.

For the reporting period, the Group’s policyholder dividends decreased by 85.64% as compared with the corresponding period in 2007. Such decrease was mainly attributable to the decrease of investment income resulting from the deep downturn of capital market in the first half of 2008.

For the reporting period, the Group’s amortisation of deferred policy acquisition costs decreased by 28.62% as compared with the corresponding period in 2007. Such decrease was mainly attributable to the fact that the decrease of investment income in the first half of 2008 led to decrease of amortization of deferred policy acquisition costs.

For the reporting period, the Group’s underwriting and policy acquisition costs increased by 22.82% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business.

For the reporting period, the Group’s administrative expenses and other operating expenses increased by 23.80% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business.

Income tax

For the reporting period, the Group’s income tax expenses were RMB918 million (in the corresponding period of

2007: RMB1,420 million). The effective tax rate of the Group decreased from 5.7% in the first half of 2007 to 5.4% in the first half of 2008. The decline was mainly attributable to the slight increase of tax-deductible items such as interest income from government bonds.

Net profit

For the reporting period, the net profit attributable to shareholders of the Company was RMB15,838 million, as compared with RMB23,289 million in the corresponding period of 2007, representing a decrease of 31.99%. Such decrease was mainly attributable to the significant decrease of investment income resulting from the deep downturn of capital market in the first half of 2008.

Commission File Number 001-31914

Management Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, investment income and financing. The primary risks over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, the risks of default by debtors, as well as volatilities in interest rate and capital market and other risks. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our cash and investment assets. As at 30 June 2008, the amount of cash and cash equivalents of the Group was RMB42,226 million (RMB25,317 million as at 31 December 2007). As at 30 June 2008, the amount of term deposits of the Group was RMB179,244 million (RMB168,594 million as at 31 December 2007).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As at 30

June 2008, the investments in debt securities (not including securities to be held until maturity) had a fair value of RMB294,914 million (RMB247,478 million as at 31 December 2007). As at 30 June 2008, investment in equity securities had a fair value of RMB113,490 million (RMB195,147 million as at 31 December 2007).

Uses of Liquidity

The Company’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency margin of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum solvency margin it is required to meet. The following table shows the Company’s solvency ratio as at 30 June 2008:

As at 30 June 2008
RMB million (excluding percentage)
Actual solvency margin	112,433
Minimum solvency margin	36,819
Solvency ratio	305%

Commission File Number 001-31914

Management Discussion and Analysis

DIFFERENCE IN ACCOUNTING STANDARDS

1.	Net profit reconciliation from PRC GAAP to HKFRS

	Unaudited	Unaudited
	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Net profit attributable to shareholders of the Company under the PRC GAAP	10,772	16,873
Reconciling items:
Insurance related adjustments	6,508	4,869
– Deferred policy acquisition costs (i)	6,680	(22)
– Premiums, benefits and reserves of insurance and investment contracts (ii)	(172)	4,891
Impact on associates incurred from difference in accounting standards (iii)	153	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	43	39
Deferred tax effects	(1,638)	1,508

Net profit attributable to shareholders of the Company under HKFRS	15,838	23,289

Commission File Number 001-31914

Management Discussion and Analysis

2.	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	Unaudited	Audited
	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	127,424	170,213
Reconciling items:
Insurance related adjustments	53,541	48,393
– Deferred policy acquisition costs (i)	54,937	40,852
– Premiums, benefits and reserves of insurance and investment contracts (ii)	(1,396)	7,541
Impact on associates incurred from difference in accounting standards (iii)	135	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	(1,302)	(1,344)
Deferred tax effects	(13,060)	(11,762)

Shareholders’ equity attributable to shareholders of the Company under HKFRS	166,738	205,500

Notes:

(i)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, The costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business are deferred. DAC for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contracts.

(ii)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the long-term products are classified into 4 categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short- duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Commission File Number 001-31914

Management Discussion and Analysis

(iii)	Impact on associates incurred from difference in accounting standards

The difference between PRC GAAP and HKFRS exists in the Company’s associate, China Life Property and Casualty Insurance Company Limited (“China Life P&C Company”). The impact on the profit and shareholders’ equity of China Life P&C Company from above difference influences the Group through equity method.

(iv)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under PRC GAAP, the Group recognized capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

H SHARES STOCK APPRECIATION RIGHTS AND EMPLOYEE INCENTIVE SCHEME IN RELATION TO A SHARES

On 12 June 2007, the Company convened the seventh meeting of the second session of the Board, where the resolution for the award of the third batch of stock appreciation rights was considered and approved in the meeting. As at 30 June 2008, this batch of stock appreciation rights had not been granted. At present, the stock appreciation rights scheme implemented by the Company is a motivation scheme targeting at the senior management officers and key employees based on the price of the Company’s H Shares. The stock appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

The Company proposes to establish an employee incentive scheme in relation to A Shares, and has drawn up a “China Life Insurance Company Limited Employee Share Incentive Proposal” (draft), pursuant to the relevant laws and regulations, the Company’s Articles of Association and relevant requirements of the remuneration management. Such proposal has been approved by the Board on 10 November 2006, and will be effective pending authorization from relevant governmental bodies and the shareholders in general meeting.

CAPITAL INJECTION TO CHINA LIFE PENSION COMPANY LIMITED AND CHINA LIFE PROPERTY AND CASUALTY INSURANCE COMPANY LIMITED

On 7 May 2008, the Company has entered into the capital injection agreement with China Life Pension Company Limited (“China Life Pension Company”). Pursuant to the terms and conditions of the agreement, the total amount of capital to be injected by the Company into China Life Pension Company is RMB 1,854,838,700 which is contributed by the subscription of 1,854,838,700 ordinary shares of China Life Pension Company. Pursuant to the capital injection agreement, upon completion of capital injection, China Life Pension Company would be held as to 87.4%, 6%, 4.8% and 1.8% by the Company, China Life Insurance (Group) Company (“CLIC”), China Life Asset Management Company Limited (“AMC”) and China Credit Trust Company Limited, respectively. On 25 June 2008, the capital injection was approved by CIRC.

On 23 May 2008, the Company has entered into the capital injection agreement with China Life P&C Company. Pursuant to the terms and conditions of the agreement, the total amount of capital to be injected by the Company into China Life P&C Company is

RMB 1,200,000,000 which is contributed by the subscription of 1,200,000,000 shares of China Life P&C Company. Prior to the capital injection, the registered capital of China Life P&C Company was RMB1,000,000,000 and was held as to 60% and 40% by CLIC and the Company respectively. Upon completion of capital injection, China Life P&C Company’s registered capital increased to RMB 4,000,000,000 and shareholding proportion between CLIC and the Company remains unchanged. On 6 July 2008, the capital injection was approved by CIRC.

Commission File Number 001-31914

Management Discussion and Analysis

CLASS ACTION

The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG) and a consolidated amended complaint was to be filed. Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (former director), Miao Fuchun (former director) and Wu Yan (former director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November 2005. That motion has been fully briefed and is pending for the ruling before the Court.

TRANSFER OF EQUITY INTEREST OF CHINA LIFE-CMG LIFE ASSURANCE COMPANY LTD.

China Life-CMG Life Assurance Company Ltd., a subsidiary of CLIC, is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC has agreed that it will, within 3 years of the listing of the Company on The Stock Exchange of Hong Kong Limited, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life- CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as of the end of the reporting period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the place where the Company is listed.

Commission File Number 001-31914

International Auditor’s Independent Review Report

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 19 to 46, which comprises the condensed consolidated balance sheet of China Life Insurance Company Limited (the “Company”) and its subsidiaries as at 30 June 2008 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 25 August 2008

Commission File Number 001-31914

Condensed Consolidated Balance Sheet

As at 30 June 2008

		Unaudited	Audited
	Note	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
ASSETS
Property, plant and equipment		17,174	16,771
Deferred policy acquisition costs (“DAC”)		54,937	40,851
Investments in associates		7,115	6,450
Financial assets
Debt securities		500,551	443,181
– held-to-maturity securities	4.1	205,637	195,703
– available-for-sale securities	4.2	282,342	241,382
– at fair value through income (held-for-trading)	4.3	12,572	6,096
Equity securities		113,490	195,147
– available-for-sale securities	4.2	100,426	176,133
– at fair value through income (held-for-trading)	4.3	13,064	19,014
Term deposits	4.5	179,244	168,594
Statutory deposits-restricted		6,153	5,773
Loans		8,549	7,144
Securities purchased under agreements to resell		4,350	5,053
Accrued investment income		13,287	9,857
Premiums receivables		10,360	6,218
Reinsurance assets		980	966
Other assets		5,567	2,382
Cash and cash equivalents		42,226	25,317

Total assets		963,983	933,704

Commission File Number 001-31914

Condensed Consolidated Balance Sheet

As at 30 June 2008

		Unaudited	Audited
	Note	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	5.2	251,116	218,165
Long-term investment type insurance contracts	5.3	329,442	284,588
Short-term insurance contracts
– reserves for claims and claim adjustment expenses		2,434	2,391
– unearned premium reserves		6,217	5,728
Deferred income		71,536	48,308
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	6	52,451	49,068
– without DPF	6	1,413	2,234
Securities sold under agreements to repurchase		13,011	100
Policyholder dividends payable		19,799	58,344
Annuity and other insurance balances payable		24,892	14,111
Premiums received in advance		1,864	2,201
Other liabilities		10,525	8,870
Deferred tax liabilities	11	10,215	24,786
Current income tax liabilities		1,094	8,312
Statutory insurance fund		238	122

Total liabilities		796,247	727,328

Shareholders’ equity
Share capital	15	28,265	28,265
Reserves		74,888	114,825
Retained earnings		63,585	62,410

Total shareholders’ equity		166,738	205,500

Minority interest		998	876

Total equity		167,736	206,376

Total liabilities and equity		963,983	933,704

Approved and authorized for issue by the Board of Directors on 25 August 2008

Yang Chao	Wan Feng
Director	Director

The notes on page 25 to 46 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Income Statement

For the six months ended 30 June 2008

		Unaudited
		For the six months ended 30 June
	Note	2008 RMB million	2007 RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2008: RMB78,941 million, for the six months ended 30 June 2007: RMB63,308 million)		79,285	63,753
Less: premiums ceded to reinsurers		(62)	(35)

Net written premiums and policy fees		79,223	63,718
Net change in unearned premium reserves		(486)	(301)

Net premiums earned and policy fees		78,737	63,417

Net investment income	7	25,302	24,071
Net realised gains on financial assets	8	742	2,262
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	9	(6,495)	10,842
Other income		998	837

Total revenues		99,284	101,429

Commission File Number 001-31914

Condensed Consolidated Income Statement

For the six months ended 30 June 2008

		Unaudited
		For the six months ended 30 June
	Note	2008 RMB million	2007 RMB million
BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(10,020)	(8,504)
Accident and health claims and claim adjustment expenses		(3,671)	(2,988)
Increase in long-term traditional insurance contracts liabilities		(32,939)	(27,170)
Interest credited to long-term investment type insurance contracts		(4,194)	(3,530)
Interest credited to investment contracts		(714)	(650)
Increase in deferred income		(14,463)	(4,454)
Policyholder dividends resulting from participation in profits		(1,922)	(13,386)
Amortisation of deferred policy acquisition costs		(6,757)	(9,466)
Underwriting and policy acquisition costs		(1,803)	(1,468)
Administrative expenses		(5,026)	(4,550)
Other operating expenses		(1,409)	(648)
Statutory insurance fund		(185)	(104)

Total benefits, claims and expenses		(83,103)	(76,918)

Share of results of associates		707	321
Net profit before income tax expenses	10	16,888	24,832
Income tax expenses	11	(918)	(1,420)

Net profit		15,970	23,412

Attributable to:
– shareholders of the Company		15,838	23,289
– minority interest		132	123

Basic and diluted earnings per share	12	RMB 0.56	RMB 0.82

Dividends approved and declared during the period	13	11,871	3,957

The notes on pages 25 to 46 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Statement of Changes In Equity

For the six months ended 30 June 2008

	Unaudited
	Attributable to shareholders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Minority interest RMB million	Total RMB million
As at 1 January 2008	28,265	114,825	62,410	876	206,376
Net profit	—	—	15,838	132	15,970
Dividends approved and declared	—	—	(11,871)	—	(11,871)
Appropriation to reserve	—	2,792	(2,792)	—	—
Unrealised losses, net of tax	—	(42,729)	—	(64)	(42,793)
Capital contribution	—	—	—	45	45
Others	—	—	—	9	9

As at 30 June 2008	28,265	74,888	63,585	998	167,736

As at 1 January 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	23,289	123	23,412
Dividends approved and declared	—	—	(3,957)	—	(3,957)
Appropriation to reserve	—	960	(960)	—	—
Unrealised gains/(losses), net of tax	—	8,496	—	(7)	8,489
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 30 June 2007	28,265	86,824	52,404	832	168,325

The notes on pages 25 to 46 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2008

	Unaudited
	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Net cash inflow from operating activities	34,906	59,508

Net cash outflow from investing activities	(70,686)	(57,857)

Net cash inflow from financing activities	53,179	6,070

Net increase in cash and cash equivalents	17,399	7,721

Cash and cash equivalents
Beginning of period at 1 January	25,317	50,213

Foreign currency losses on cash and cash equivalents	(490)	(200)

End of Period at 30 June	42,226	57,734

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	35,858	49,607
Short-term bank deposits	6,368	8,127

Cash and cash equivalents	42,226	57,734

The notes on pages 25 to 46 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These condensed consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated. These condensed consolidated financial statements have been approved for issue by the Board of Directors on

25 August 2008.

2	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial statements should be read in conjunction with the 2007 annual financial statements.

Except as described below, the accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not currently relevant for the Group.

•	HK(IFRIC) – Int 11, HKFRS 2 – Group and Treasury Share Transactions

•	HK(IFRIC) – Int 12, Service Concession Arrangements

•	HK(IFRIC) – Int 14, HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

3	SEGMENT INFORMATION

3.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 14, share of results of associates and unallocated income taxes.

3.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the period. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2008
	Individual Life (RMB million)	Group life (RMB million)	Accident & Health (RMB million)	Corporate & other (RMB million)	Total (RMB million)
Revenues

Gross written premiums and policy fees	72,012	655	6,618	—	79,285
Gross written premiums	64,287	284	6,618	—
– Term Life	93	7	—	—
– Whole Life	17,299	252	—	—
– Endowment	29,075	—	—	—
– Annuity	17,820	25	—	—
Policy fees	7,725	371	—	—
Net premiums earned and policy fees	72,007	653	6,077	—	78,737
Net investment income	22,894	2,074	334	—	25,302
Net realised gains on financial assets	671	61	10	—	742
Net fair value losses on assets at fair value through income (held-for-trading)	(5,877)	(532)	(86)	—	(6,495)
Other income	—	—	—	998	998

Segment revenues	89,695	2,256	6,335	998	99,284

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(9,360)	(660)	—	—	(10,020)
Accident and health claims and claim adjustment expenses	—	—	(3,671)	—	(3,671)
Decrease/(Increase) in long-term traditional insurance contracts liabilities	(33,476)	537	—	—	(32,939)
Interest credited to long-term investment type insurance contracts	(4,177)	(17)	—	—	(4,194)
Interest credited to investment contracts	—	(714)	—	—	(714)
Increase in deferred income	(14,390)	(73)	—	—	(14,463)
Policyholder dividends resulting from participation in profits	(1,757)	(165)	—	—	(1,922)
Amortization of deferred policy acquisition costs	(5,682)	(282)	(793)	—	(6,757)
Underwriting and policy acquisition costs	(1,566)	(19)	(218)	—	(1,803)
Administrative expenses	(3,054)	(290)	(824)	(858)	(5,026)
Other operating expenses	(1,154)	(106)	(65)	(84)	(1,409)
Statutory insurance fund	(153)	(8)	(24)	—	(185)

Segment benefits, claims and expenses	(74,769)	(1,797)	(5,595)	(942)	(83,103)

Share of results of associates	—	—	—	707	707

Segment results	14,926	459	740	763	16,888

Income tax expenses	—	—	—	(918)	(918)

Net profit/(loss)	14,926	459	740	(155)	15,970

Attributable to:
– shareholders of the Company	14,926	459	740	(287)	15,838
– minority interest	—	—	—	132	132

Unrealised losses included in shareholders’ equity	(38,617)	(3,499)	(564)	(49)	(42,729)

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2007
	Individual Life (RMB million)	Group life (RMB million)	Accident & Health (RMB million)	Corporate & other (RMB million)	Total (RMB million)
Revenues

Gross written premiums and policy fees	56,687	1,080	5,986	—	63,753
Gross written premiums	52,242	626	5,986	—
– Term Life	83	8	—	—
– Whole Life	16,029	516	—	—
– Endowment	24,271	–	—	—
– Annuity	11,859	102	—	—
Policy fees	4,445	454	—	—
Net premiums earned and policy fees	56,681	1,080	5,656	—	63,417
Net investment income	21,595	2,125	351	—	24,071
Net realised gains on financial assets	2,029	200	33	—	2,262
Net fair value gains on assets at fair value through income (held-for-trading)	9,727	957	158	—	10,842
Other income	—	—	—	837	837

Segment revenues	90,032	4,362	6,198	837	101,429

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,860)	(644)	—	—	(8,504)
Accident and health claims and claim adjustment expenses	—	—	(2,988)	—	(2,988)
Increase in long-term traditional insurance contracts liabilities	(27,087)	(83)	—	—	(27,170)
Interest credited to long-term investment type insurance contracts	(3,520)	(10)	—	—	(3,530)
Interest credited to investment contracts	—	(650)	—	—	(650)
Increase in deferred income	(4,415)	(39)	—	—	(4,454)
Policyholder dividends resulting from participation in profits	(11,744)	(1,642)	—	—	(13,386)
Amortization of deferred policy acquisition costs	(8,665)	(202)	(599)	—	(9,466)
Underwriting and policy acquisition costs	(1,268)	(44)	(156)	—	(1,468)
Administrative expenses	(2,562)	(287)	(822)	(879)	(4,550)
Other operating expenses	(514)	(55)	(43)	(36)	(648)
Statutory insurance fund	(90)	—	(14)	—	(104)

Segment benefits, claims and expenses	(67,725)	(3,656)	(4,622)	(915)	(76,918)

Share of results of associates	—	—	—	321	321

Segment results	22,307	706	1,576	243	24,832

Income tax expenses	—	—	—	(1,420)	(1,420)

Net profit/(loss)	22,307	706	1,576	(1,177)	23,412

Attributable to:
– shareholders of the Company	22,307	706	1,576	(1,300)	23,289
– minority interest	—	—	—	123	123

Unrealised gains/(loss) included in shareholders’ equity	7,623	750	124	(1)	8,496

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

4	FINANCIAL ASSETS

4.1	Held-to-maturity securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
As at 30 June 2008

Debt Securities
Government bonds	98,566	1,336	(695)	99,207
Government agency bonds	79,427	179	(7,578)	72,028
Corporate bonds	3,272	97	(23)	3,346
Subordinated bonds/debts	24,372	94	(52)	24,414

Total	205,637	1,706	(8,348)	198,995

As at 31 December 2007

Debt Securities
Government bonds	96,786	1,228	(1,780)	96,234
Government agency bonds	71,273	1,110	(4,303)	68,080
Corporate bonds	3,272	171	(40)	3,403
Subordinated bonds/debts	24,372	62	(562)	23,872

Total	195,703	2,571	(6,685)	191,589

Contractual maturity schedule
	Amortised cost		Estimated fair value
	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	10,934	2,896	11,007	2,921
After one year but within five years	40,213	50,059	40,970	50,861
After five years but within ten years	57,318	52,508	57,133	52,835
After ten years	97,172	90,240	89,885	84,972

Total	205,637	195,703	198,995	191,589

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
As at 30 June 2008

Debt securities
Government bonds	80,053	346	(1,672)	78,727
Government agency bonds	158,157	95	(10,891)	147,361
Corporate bonds	47,695	422	(2,193)	45,924
Subordinated bonds/debts	10,627	40	(337)	10,330

Subtotal	296,532	903	(15,093)	282,342

Equity securities
Funds	33,834	5,757	(4,196)	35,395
Common stocks	55,437	17,752	(8,158)	65,031

Subtotal	89,271	23,509	(12,354)	100,426

Total	385,803	24,412	(27,447)	382,768

Debt securities – contractual maturity schedule
			As at 30 June 2008
			Amortised cost RMB million	Estimated fair value RMB million
Maturing:
Within one year			1,612	1,611
After one year but within five years			52,428	52,119
After five years but within ten years			102,264	99,891
After ten years			140,228	128,721

Total			296,532	282,342

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities (continued)

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
As at 31 December 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,906	686	(5,438)	107,154
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,969	1,145	(11,732)	241,382

Equity securities
Funds	37,513	23,328	(217)	60,624
Common stocks	51,714	64,115	(320)	115,509

Subtotal	89,227	87,443	(537)	176,133

Total	341,196	88,588	(12,269)	417,515

Debt securities – contractual maturity schedule
			As at 31 December 2007
			Amortised cost RMB million	Estimated fair value RMB million

Maturing:
Within one year			616	612
After one year but within five years			23,139	22,672
After five years but within ten years			89,493	87,615
After ten years			138,721	130,483

Total			251,969	241,382

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

4	FINANCIAL ASSETS (CONTINUED)

4.3	Financial assets at fair value through income (held-for-trading)

	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Debt securities

Government bonds	1,113	693
Government agency bonds	9,807	4,583
Corporate bonds	1,335	513
Subordinated bonds/debts	317	307

Subtotal	12,572	6,096

Equity securities
Funds	8,985	9,145
Common stocks	4,018	9,842
Warrants	61	27

Subtotal	13,064	19,014

Total	25,636	25,110

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

4	FINANCIAL ASSETS (CONTINUED)

4.4	Listed and unlisted investments at carrying value

	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Listed debt securities in PRC
Government bonds	49,356	51,296
Corporate bonds	8,305	6,571

Subtotal	57,661	57,867

Unlisted debt securities in PRC
Government bonds	129,050	126,771
Government agency bonds	236,595	183,010
Corporate bonds	42,226	40,956
Subordinated bonds/debts	35,019	34,577

Subtotal	442,890	385,314

Listed equity securities
Common stocks
– listed in HK, PRC	6,279	8,476
– listed in mainland, PRC	60,789	116,873
– listed in US	1,673	—
Funds – listed in mainland, PRC	4,917	17,677
Warrants – listed in mainland, PRC	2	27

Subtotal	73,660	143,053

Unlisted equity securities in PRC
Funds	39,463	52,092
Common Stocks	308	2
Warrants	59	—

Subtotal	39,830	52,094

Total	614,041	638,328

As at 30 June 2008, the amount of unlisted debt securities, traded in the inter-bank market, is RMB 386,942 million (as at 31 December 2007: RMB 323,058 million).

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

4	FINANCIAL ASSETS (CONTINUED)

4.5	Term deposits

	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	66,887	46,706
After one year but within five years	99,316	93,372
After five years but within ten years	11,463	26,434
After ten years	1,578	2,082

Total	179,244	168,594

Included in term deposits are structured deposits of RMB 2,915 million (31 December 2007: RMB 4,346 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

5	INSURANCE CONTRACTS

5.1	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers expectations about future economic conditions and company’s investment strategy. The assumed rate of investment return and provision for adverse deviation used for the past five years are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
2004	3.70% – 5.17%	0.25% – 0.50%
2005	4.00% – 5.20%	0.25% – 0.50%
2006	4.60% – 5.40%	0.25% – 0.60%
2007	5.50%	0.50%
Six months ended 30 June 2008	5.50%	0.50%

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

5	INSURANCE CONTRACTS (CONTINUED)

5.1	Process used to decide on assumptions (continued)

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide- ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis, for the past five years, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
2004	10.0 – 17.5	1.65% –2.55%	17.5	1.65%
2005	14.5 – 19.5	1.50% –1.80%	4.0	1.30%
2006	15.0 – 22.0	1.60% –1.85%	6.5	1.50%
2007	15.0 – 22.0	1.60% –1.85%	6.5	1.50%
Six months ended 30 June 2008	15.0 – 22.0	1.60% –1.85%	6.5	1.50%

(iv)	Lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions and future expectations.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

5	INSURANCE CONTRACTS (CONTINUED)

5.2	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

	2008 RMB million	2007 RMB million
As at 1 January	218,165	172,875
Valuation premium	40,209	33,672
Liabilities released for death or other termination and related expenses	(12,146)	(10,842)
Accretion of interest	4,592	3,881
Other movements	296	445

As at 30 June	251,116	200,031

Valuation premiums are the premiums that would be required to meet the benefits and administration expenses based on the valuation assumptions used.

5.3	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

	2008 RMB million	2007 RMB million
As at 1 January	284,588	282,672
Deposits received	97,529	47,996
Deposits withdrawn and paid on death and other benefits	(49,117)	(47,483)
Fees deducted from account balances	(7,752)	(4,454)
Interest credited	4,194	3,530

As at 30 June	329,442	282,261

6	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2008 RMB million	2007 RMB million
At 1 January	51,302	48,612
Deposits received	14,505	15,708
Deposits withdrawn and paid on death and other benefits	(12,313)	(12,243)
Policy fees deducted from account balances	(344)	(445)
Interest credited	714	650

As at 30 June	53,864	52,282

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

7	NET INVESTMENT INCOME

	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Debt securities	10,464	7,608
– held-to-maturity securities	4,461	4,039
– available-for-sale securities	5,810	3,363
– at fair value through income (held-for-trading)	193	206
Equity securities	9,496	12,127
– available-for-sale securities	9,023	9,389
– at fair value through income (held-for-trading)	473	2,738
Bank Deposits	5,449	4,459
Loans	241	76
Securities purchased under agreements to resell	54	87

Subtotal	25,704	24,357

Securities sold under agreements to repurchase	(271)	(181)
Investment expenses	(131)	(105)

Total	25,302	24,071

The interest income of impaired assets for the six months ended 30 June 2008 is RMB 708 million (for the six months ended 30 June 2007: nil).

8	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Debt securities
Gross realised gains	37	324
Gross realised losses	(5)	(7)
Impairments	(2,414)	(2,248)

Subtotal	(2,382)	(1,931)

Equity securities
Gross realised gains	10,585	4,358
Gross realised losses	(4,262)	(165)
Impairments	(3,199)	—

Subtotal	3,124	4,193

Total	742	2,262

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

9	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Debt securities	(67)	300
Equity securities	(6,428)	10,542

Total	(6,495)	10,842

10	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Employee salary and welfare cost	1,682	1,896
Housing benefits	143	126
Contribution to the defined contribution pension plan	376	217
Depreciation	602	495
Loss on disposal of property, plant and equipment	1	—
Exchange loss	980	390

11	TAXATION

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Current taxation – Corporate income tax	1,242	4,435
Deferred taxation	(324)	(3,015)

Taxation charges	918	1,420

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

11	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2007: 33%) is as follows:

		For the six months ended 30 June
		2008 RMB million	2007 RMB million
Net profit before income tax expenses		16,888	24,832

Tax computed at the statutory tax rate		4,222	8,195
Non-taxable income	(i)	(3,344)	(3,719)
Additional tax liability from expenses not deductible for tax purposes	(i)	40	72
Effect on change in statutory tax rate	(ii)	—	(3,128)

Income taxes at effective tax rate		918	1,420

(i)	Non-taxable income mainly includes interest income received from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.
(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

(c)	As at 30 June 2008, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

	2008 RMB million	2007 RMB million
As at 1 January	24,786	19,022
Deferred taxation charged to income statement	(324)	(3,015)
Deferred taxation charged to equity	(14,247)	2,332

As at 30 June	10,215	18,339

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

12	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2008 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2007: 28,264,705,000).

13	DIVIDENDS

A dividend in respect of 2007 of RMB0.42 per ordinary share, amounting to a total dividend of RMB11,871 million, was approved and declared at the Annual General Meeting in May 2008.

14	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the Company as at 30 June 2008:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company
China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company
Guangdong Development Bank (“GDB”)	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the six months ended 30 June 2008.

	Note	For the six months ended 30 June
		2008 RMB million	2007 RMB million
Transaction with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	647	698
Asset management fee earned from CLIC	(ii)	189	49
Rewards from CLIC for non-transferred policies	(iii)	88	70
Dividends to CLIC		8,116	—
Property, plant and equipment purchased from CLIC		—	488
Property leasing expense charged by CLIC	(iv)	33	33
Non-performing assets rewards and others from CLIC		13	—
Asset management fee earned from China Life Overseas	(ii)	8	—
Property insurance payments to CLP&C		18	—
Brokerage fee and others from CLP&C		7	—
Prepaid for additional capital contribution to CLP&C	18	1,200	—
Rentals and deposits payments to Zhongbaoxin	(v)	6	6
Transaction with GDB
Interest income earned from GDB		190	37
Brokage fee charged by GDB	(vi)	12	1
Transaction with AMC
Asset management fee expense charged to the Company	(ii)	195	161
Transaction with Pension Company
Additional capital contribution to Pension Company	(vii)	1,855	—
Expenditure incurred on behalf of Pension Company		6	—

Notes:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in condensed consolidated income statement.
(ii)	CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

The Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the description of the service fee rates under the two agreements are different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

In March 2007, P&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.2%, divided by 12. The variable service fee equals to 10% of the excess return per annum payable annually.

In September 2007, China Life Overseas and the AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay the AMC HK a management service fee at a basis rate and calculated based on annual net investment return yield.

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

The asset management fee charged to the Company and Pension Company by AMC is eliminated through the condensed consolidated income statement.

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received a fee income of RMB 88 million from CLIC as the reward for such non-transferrable policies for the six months ended 30 June 2008. (for the six months ended 30 June 2007: RMB70 million).
(iv)	The Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.
(v)	The Group paid miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.
(vi)	On 29 April 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums and paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate. 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments.
(vii)	In June 2008, the Company and China Credit Trust Co., Ltd (“CCTIC”) raised capital injection to Pension Company. Pension Company’s share capital was increased to RMB2,500 million after the additional capital contribution. As a result, the ownership percentage of the Company, CLIC, AMC and CCTIC was 87.4%, 6.0%, 4.8% and 1.8%, respectively.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Amount due from CLIC	676	739
Amount due to CLIC	(33)	(40)
Amount due from China Life Overseas	8	13
Amount due from CLP&C	1,200	5
Amount deposited with GDB	6,319	6,832
Amount due from Zhongbaoxin	1	1
Amount due to Zhongbaoxin	—	(5)

(d)	Key management compensation

	For the six months ended 30 June
	2008 RMB million	2007 RMB million
Salaries and other short-term employee benefits	20	16
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—

Total	20	16

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state- owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 30 June 2008, more than 72% (as at 31 December 2007: more than 68%) of bank deposits were with state- owned banks; approximately 94% (as at 31 December 2007: approximately 96%) of the issuers of corporate bonds and subordinated bonds held by the Group were state-owned enterprises. For the six months ended 30 June 2008, more than 54% (for the six months ended 30 June 2007: more than 60%) of the group insurance business of the Group were with state-owned enterprises; approximately 83% (for the six months ended 30 June 2007: approximately 84%) of bank assurance brokerage charges of RMB 3,088 million (for the six months ended 30 June 2007: RMB 1,351 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 72% (for the six months ended 30 June 2007: more than 85%) of bank deposit interest income were from state-owned banks.

15	SHARE CAPITAL

	As at 30 June 2008		As at 31 December 2007
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

16	CONTIGENCIES

The following is a summary of the significant contingent liabilities:

		As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Pending lawsuits	(b)	107	66

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG) and a consolidated amended complaint was to be filed. Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.
(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

17	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Contracted but not provided for	1,058	310

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB177 million had been paid as at 30 June 2008. The remaining RMB328 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	As at 30 June 2008 RMB million	As at 31 December 2007 RMB million
Land and buildings
Not later than one year	181	206
Later than one year but not later than five years	290	316
Later than five years	34	29

Total	505	551

The operating lease payments charged to the condensed consolidated income statement for the six months ended 30 June 2008 was RMB 239 million (for the six months ended 30 June 2007: RMB 189 million).

18	SUBSEQUENT EVENTS

In May 2008, the company and CLP&C entered into an agreement, whereby CLP&C’s share capital would increase to RMB3,000 million, of which the company subscribed for RMB1,200 million. The subscription has been paid on 26 May 2008. CIRC approved the change of registered capital of CLP&C on 6 July 2008.

Commission File Number 001-31914

Supplementary Information for ADR Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The condensed consolidated financial statements of the Group have been prepared in accordance with HKFRS. There are no material differences between HKFRS and US GAAP that had an effect on net profit for the six months ended 30 June 2008 and shareholders’ equity as at 30 June 2008.

Commission File Number 001-31914

Other Information

DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at 30 June 2008, save as disclosed below, none of the Directors, Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules.

Name of company	Name of director	Capacity	Nature of interests	Type of Shares	Number of Shares held		Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance Company Limited	Ngai Wai Fung	Beneficial owner	Personal	H Shares	2,000	(L)	0.000026877	0.000007076

The letter “L” denotes a long position.

Commission File Number 001-31914

Other Information

INTEREST OF SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

1.	Shareholders’ Information

As at 30 June 2008, the total number of our H Shareholders is 36,459, and the total number of our A Shareholders is 364,995.

The top ten Shareholders of the Company (as at 30 June 2008)

Name of Shareholder	Type of Shares	Percentage of the total number of Shares in issue (%)	Number of Shares held
China Life Insurance (Group) Company	A Shares	68.37	19,323,530,000
HKSCC Nominees Limited	H Shares	24.32	6,872,892,795
Richbo Investment Limited	H Shares	1.52	428,358,620
State Development and Investment Co., Ltd.	A Shares	0.18	49,800,000
China National Investment & Guaranty Co., Ltd.	A Shares	0.14	40,000,000
ICBC-Lion Stock Securities Investment Fund	A Shares	0.11	30,500,000
CSIC Financial Co. Ltd.	A Shares	0.11	30,000,000
China Everbright Bank Co. Ltd. – Everbright Pramerica Qualification Core Securities Investment Fund	A Shares	0.10	27,057,068
China Shipping (Group) Company	A Shares	0.07	20,000,000
China International Television Corporation	A Shares	0.07	20,000,000
China Reinsurance (Group) Corporation	A Shares	0.07	20,000,000
China Aerospace Science and Technology Corporation	A Shares	0.07	20,000,000
China National Nuclear Corporation	A Shares	0.07	20,000,000
Zhengzhou Yutong Bus Co., Ltd.	A Shares	0.07	20,000,000

Commission File Number 001-31914

Other Information

2.	So far as is known to any Directors, Supervisors and chief executive of the Company, as at 30 June 2008, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited:

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held		Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.8	68.37
Lee Shau Kee (1)	Founder of discretionary trusts & interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Leeworld (Cayman) Limited (1)	Trustee	H Shares	428,358,620	(L)	5.76	1.52
Leesons (Cayman) Limited (1)	Trustee	H Shares	428,358,620	(L)	5.76	1.52
Lee Financial (Cayman) Limited (1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Shau Kee Financial Enterprises Limited (1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Richbo Investment Limited (1)	Beneficial owner	H Shares	428,358,620	(L)	5.76	1.52
Deutsche Bank Aktiengesellschaft (2)	Beneficial owner, investment manager and person having a security interest in shares	H Shares	506,672,189	(L)	6.81	1.79
			346,414,044	(S)	4.66	1.23

JPMorgan Chase & Co. (3)	Beneficial owner, investment manager and custodian corporation/approved lending agent	H Shares	512,501,321	(L)	6.89	1.81
			101,081,821	(S)	1.36	0.36
			127,728,083	(P)	1.72	0.45

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note (1):	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited ( Richbo ), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited ( Shau Kee Financial ). Lee Financial (Cayman) Limited ( Lee Financial ) as trustee of a unit trust (the Unit Trust ) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited ( Leeworld ) and Leesons (Cayman) Limited ( Leesons ), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Commission File Number 001-31914

Other Information

Note (2):	Deutsche Bank Aktiengesellschaft was interested in a total of 506,672,189 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, DWS Investment S.A., Luxemburg, Deutsche Bank (Suisse) S.A., DWS Schweiz, Deutche Bank AG Frankfurt, Deutsche Bank AG Singapore Branch, Deutsche Investment Management Americas Inc., DWS Trust Company, Deutche Bank Trust Company Delaware and Deutsche Bank Trust Company Americas were interested in 15,812,000 H shares, 1,106,000 H shares, 16,050,000 H shares, 330,000 H shares, 10,290,000 H shares, 110,000 H shares, 700,000 H shares, 18,000 H shares, 381,000 H shares, 1,963,500 H shares, 7,500 H shares, 31,360 H shares and 377,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a short position as defined under Part XV, SFO in 346,414,044 H shares (4.66%).

Note (3):	JPMorgan Chase & Co. was interested in a total of 512,501,321 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, China International Fund Management Ltd, JF Asset Management Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JF Asset Management (Taiwan) Limited and Bear, Stearns International Limited were interested in 127,728,083 H shares, 3,868,912 H shares, 15,341,109 H shares, 11,455,000 H shares, 139,527,000 H shares, 14,232,089 H shares, 187,151,399 H shares, 1,432,000 H shares and 11,765,729 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 512,501,321 H shares are 127,728,083 H shares (1.72%) which are held in the lending pool , as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 101,081,821 H shares (1.36%).

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at 30 June 2008, had an interest or short positions in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Commission File Number 001-31914

Other Information

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

For the six months ended 30 June 2008, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s securities.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the Directors and Supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) as set out in Appendix 10 of the Listing Rules during the period between 1 January 2008 and 30 June 2008. The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee together with external auditor engaged by the Company has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2008.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company to achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.

For the six months ended 30 June 2008, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.